Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries)

	Quarter ended			Nine months ended
(dollar amounts in millions)	Sept. 30, 2002	June 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001

Income from continuing operations before income taxes	$282	$155	$277	$760	$746
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases, and amortization of debt issuance costs	82	88	97	256	352

Total earnings (as defined), excluding interest on deposits	364	243	374	1,016	1,098
Interest on deposits	43	48	131	134	338

Total earnings (as defined)	$407	$291	$505	$1,150	$1,436

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	4.44	2.76	3.86	3.97	3.12
Including interest on deposits	3.26	2.14	2.21	2.95	2.08